February 1, 2006

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Response to Questions on Document Sciences Corporation’s Form 10-K for Fiscal Year Ended December 31, 2004 and Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005 (File No. 000-20981)

Dear Ms. Collins:

This represents our response to the letter dated January 23, 2006 from Kathleen Collins, Accounting Branch Chief of the Securities and Exchange Commission, to John McGannon, President & CEO of Document Sciences, related to the SEC’s review of our 2004 Form 10-K and our Forms 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

Prior Comment no. 1 - Note 1, Organization and Summary of Significant Accounting Policies, Page F-7

Revenue Recognition. page F-9

1. Please clarify how in the initial licensing year the “not-sold-separately” ILF and ALF arrangements, bundled together, do not in effect bill for both a one-year term license as well as a coterminous renewal license for the same year.

Response: In the initial licensing year, the “not-sold-separately” ILF and ALF in that year do in effect bill for both a one-year term license as well as a coterminous PCS license for the first year only. What we term ALF in the first year is in actuality for PCS only, whereas in subsequent years ALF contains not only PCS, but also the right to use our software for an additional year. As discussed in our December 22, 2005 letter to you, we will recognize both the first year ILF and ALF revenue ratably over the initial twelve month contract period.

In addition, in further review of our response to question 3 in your letter of December 1, 2005, we want to clarify our revenue recognition policy for those instances when professional services (that are not essential to the functionality of any other element of the transaction) are part of an initial annual license software arrangement. Even though we have VSOE of fair value for these professional services that otherwise would qualify for separate accounting under SOP 97-2, and because we now believe we do not have VSOE for the PCS portion (ALF) of the arrangement and the undelivered portions of the arrangement are both services, we will recognize the entire arrangement fee ratably over the period during which the professional services are expected to be performed or over the ALF contractual period, whichever is longer.

Form 8-K filed December 30, 2005

2. Please tell us when the Company intends to file the restated financial statements.

Response: We intend to file the restated financial statements as soon as practicable and no later than March 31, 2006. When we file the restated financial statements, we will address each of the items that you noted in this comment.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate a response as soon as possible if you have any remaining questions. Thank you in advance for your attention. Please feel free to call me at (760) 602–1411 or Todd Schmidt, our CFO at (760) 602–1597.

Sincerely,

/s/ Jack McGannon
Jack McGannon
President & CEO
Document Sciences Corporation